Filed Pursuant to Rule 433

Dated November 9, 2017

Registration Statement No. 333-202421

Relating to Preliminary Prospectus Supplement

Dated November 9, 2017 to

Prospectus dated March 2, 2015

4.500% Senior Notes due 2047

Issuer:	American Financial Group, Inc.
Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)
Security Type:	Senior Unsecured Fixed Rate Notes
Aggregate Principal Amount Offered Hereby:	$240,000,000
Aggregate Principal Amount to be Outstanding:	$590,000,000
Trade Date:	November 9, 2017
Settlement Date:	November 16, 2017 (T+5)
Maturity Date:	June 15, 2047
Coupon:	4.500%
Optional Redemption:

The Issuer may redeem the senior notes, in whole or in part, at its option, at any time or from time to time:

•      prior to December 15, 2046, at a redemption price equal to the greater of (i) 100% of the principal amount of any senior notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on any senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) as the then current Treasury Rate plus 25 basis points; or

•      on or after December 15, 2046, at a redemption price equal to 100% of the principal amount of any senior notes to be redeemed.

Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2017
Benchmark Treasury:	UST 3.000% due May 15, 2047
Spread to Benchmark Treasury:	+ 155 basis points
Benchmark Treasury Yield:	2.805%
Price to Public:	102.374%, plus accrued and unpaid interest, of $4,920,000 from, and including June 2, 2017 to, but excluding, November 16, 2017
Yield to Maturity:	4.355%
Net Proceeds (before expenses):	$248,517,600
Underwriting Discounts & Commissions:	0.875% ($2,100,000 total)
CUSIP / ISIN:	025932 AL8 / US025932AL88

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Co-Managers:

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Barclays Bank PLC

BB&T Capital Markets, a division of BB&T Securities, LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Trustee:

U.S. Bank National Association. U.S. Bank National Association is a lender under our revolving credit facility and its affiliate is acting as one of the underwriters in connection with the offering of the senior notes.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC, collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

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